James J. Bender Senior Vice President and General Counsel Phone: 918-573-8705 Fax: 918-573-5942
October 18, 2007
By U.S. Mail and facsimile to (202) 772-9204
Ms. Ellie Quarles
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:	The Williams Companies, Inc. Definitive 14A Filed April 10, 2007 File No. 1-4174
Dear Ms. Quarles:
This letter is in response to your letter dated August 21, 2007, regarding the executive compensation and other related disclosures in our Definitive 14A filed in April 10, 2007 (the “Proxy Statement”).
Transactions with Related Persons, page 7
1.	Please specifically identify the types of transactions that are subject to your review, approval and ratification policies and procedures instead of indirectly referring to Item 404(a) of Regulation S-K by reference to your audit committee charter, which is attached as an appendix to the proxy statement. Refer to Item 404(b) of Regulation S-K.

We believe our existing disclosure on page 7 of the Proxy Statement accurately describes our policies and procedures with respect to related person transactions. The disclosure provides that the board of directors has adopted written policies and procedures with respect to related person transactions and provides that the audit committee is responsible for reviewing all transactions with related persons, promoters and certain control persons. During the last reporting period, there were no transactions that required review or approval by the audit committee in accordance with the policy. The reference to the audit committee charter is meant to direct the reader to the actual policy statement which describes the policy in detail. In future filings, we will clarify that the audit committee’s review addresses each transaction with this group of persons

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October 18, 2007

(i.e., related persons, promoters and certain control persons), whether or not the transaction would be disclosable under Item 404(a) and regardless of amount.
Compensation of Directors, page 13
2.	Please include a footnote to the table that discloses the grant date fair value of the equity awards. In that footnote, disclose the aggregate number of stock awards outstanding at fiscal year end.

The grant date fair value of the stock option grants for the board of directors (the only form of equity award granted to the members of the board of directors in 2006) is shown in the compensation of directors table. The value shown in the Option Awards column is both the grant date fair value and the disclosable amount based on the amount of the financial accounting charge to earnings for 2006 because the options were immediately vested at time of grant and therefore the full amount of the accounting charge associated with the option grants was taken in 2006. To improve the disclosure in future filings, we will clearly label the grant date fair value if immediately vested options are granted.

The aggregate number of stock awards outstanding at fiscal year end has been disclosed and can be found on page 14 in tabular form. The table is titled “Outstanding Awards as of Fiscal Year End 2006” and represents an aggregate number of stock options outstanding. In future filings, we will include a footnote to the compensation of directors table directing the reader to this information.

3.	Refer to Securities Act Release 8732A, Section II.B.l. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Malcolm’s salary, non-equity incentive plan compensation and grants of options and restricted stock units were significantly higher than amounts given to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

The Compensation Committee has established an executive compensation philosophy, which applies consistently to all named executive officers. This philosophy includes the following principles, which are discussed on Page 15 of the Proxy Statement:
•	Compensation should reinforce business objectives and values;

•	A significant portion of an executive officer’s total compensation should be variable based on performance;

•	Incentive compensation should balance short-term, intermediate, and long-term performance;

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October 18, 2007

•	Incentives should align interest of executives with stockholders; and

•	Compensation opportunity should be competitive.
In applying this philosophy, the actual pay for the individual named executive officer varies based upon external market data for each job, the importance of the job to the company, the responsibilities of the job, and experience and performance of the incumbent in each job.

The compensation committee considers the compensation of CEOs from similarly-sized comparator companies when setting Mr. Malcolm’s pay. It is the competitive norm for CEOs to be paid more than other named executive officers. In addition, the committee believes the difference in pay between the CEO and other named executive officers is consistent with our compensation philosophy (summarized above), which considers the external (market) and internal value of each job to the company along with the incumbent’s experience and performance of the job in setting pay. The CEO’s job is different from the other named executive officers’ because the CEO has ultimate responsibility for performance results and is accountable to the board of directors and shareholders. Consequently, the committee believes it is appropriate for the CEO’s pay to be higher.
Compensation Disclosure and Analysis, page 14
4.	Refer to Item 402(b)(I)(vi) of Regulation S-K. Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. During 2006 a significant amount of Messrs. Malcolm’s and Chappel’s equity holdings vested. To the extent material, discuss whether the compensation committee considered compensation or amounts realizable from prior compensation in setting other elements of compensation, such as gains from prior stock and option awards. See Item 402(b)(2)(x) of Regulation S-K.

As stated in our disclosure, the material elements of our compensation program include base salary, annual short-term (cash) incentives, and long-term incentives. Compensation element decisions are based on the principles of our compensation philosophy:

		Short-term	Long-term
Compensation Principles	Base Salary	Incentives	Incentives
Compensation should reinforce business objectives and values	✓	✓	✓
A significant portion of an executive officer’s total compensation should be variable based on performance		✓	✓

Ms. Ellie Quarles
October 18, 2007

		Short-term	Long-term
Compensation Principles	Base Salary	Incentives	Incentives
		✓	✓
Incentive compensation should balance short-term, intermediate, and long-term performance		✓	✓
Incentives should align interest of executives with stockholders		✓	✓
Compensation opportunity should be competitive	✓	✓	✓
Base salary serves as the foundation of our compensation program. Short-term and long term incentives are determined based on a relationship to base salary. For further information regarding the material elements and their relationships, please refer to pages 15-21 of the Proxy Statement.

Annual pay recommendations for each named executive officer are made considering the market data, the internal equity (relative value of jobs), and the incumbents’ performance of their respective jobs. As part of the annual review and decision process, the Committee is informed via tally sheets and takes into consideration historical pay including the total aggregate value of all equity awards and holdings of the named executive officers.

To the extent amounts realizable from prior compensation become a material factor in setting compensation in the future, we will include a discussion of the compensation committee’s consideration of those amounts in future disclosures.
The Company’s Executive Compensation Philosophy, page 15
5.	Throughout the compensation discussion and analysis section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

The existing disclosure describes the structure and implementation of specific forms of compensation from a process perspective. For example, at the bottom of page 17 of the Proxy Statement, the disclosure states that for Annual Cash Incentives, for named executive officers other than the CEO, this process includes the CEO’s assessment of individual performance, which is reviewed and approved by the compensation committee.

The first full paragraph at the top of page 18 states that for the CEO’s Annual Cash Incentives, the full board meets in executive session without

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October 18, 2007

management present to review the CEO’s performance. During this session, the board reviews evaluations of the CEO’s performance completed by each independent board member, the CEO’s written assessment of his own performance compared to stated goals and objectives, and evaluations of the CEO completed by each of the other executive officers. As noted in the disclosure, the compensation committee then uses this evaluation to adjust the amount of the CEO’s annual cash incentive award.

Our discussion on pages 17-18 of the Proxy Statement discusses the performance factors influencing annual cash incentives and performance based long-term incentives (EVA and executive competencies). The paragraph beginning at the bottom of page 17 discloses that actual annual cash incentive awards are based on EVA performance, which is a measure of the company’s performance, and individual performance. Individual performance is influenced by both meeting operational objectives and demonstrating key executive competencies. With respect to meeting operational objectives, the current disclosure states that the assessment of individual performance “includes business unit EVA performance for the business unit leaders.” EVA performance for the company as a whole is used when assessing the performance of named executive officers who do not lead a specific business. In future filings, we will clarify that business unit EVA performance is only one of the measures of individual performance and will list other measures such as performance against goals and objectives, including compliance, environment and safety management, business development, and other operational objectives. Regarding demonstration of key executive competencies, we currently list some of the executive competencies near the bottom of page 18 (how they communicate both inside and outside the organization and effectiveness in building successful teams). In future filings, we will consider whether there are other specific aspects of individual performance that we should disclose because they have a material impact on the compensation decisions for any of the named executive officers.
Material Elements of the Executive Compensation Program. Page 15
6.	To the extent you engage in benchmarking your performance against the survey data and the comparator group, please identify the companies that comprise the data reviewed. See Item 402(b)(2)(xiv) of Regulation S-K.

Williams does engage in benchmarking of total compensation via executive compensation surveys and comparator company analysis of proxy data. In future filings, we will disclose the specific comparator group. The 21 companies in the comparator group used for 2006 were:
•	The AES Corp.

•	Anadarko Petroleum Corp.

•	Halliburton Co.

•	Hess Corp.

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October 18, 2007

•	Ashland Inc.

•	CMS Energy Corp.

•	Constellation Energy Grp. Inc.

•	Devon Energy Corp.

•	Dominion Resources Inc.

•	Duke Energy Corp.

•	Dynegy Inc.

•	El Paso Corp.

•	Enterprise Products Partner LP

•	Keyspan Corp.

•	Murphy Oil Corp.

•	Occidental Petroleum Corp.

•	Plains All American Pipeline LP

•	Reliant Energy Inc.

•	Schlumberger Ltd.

•	Sempra Energy

•	Sunoco Inc.
As disclosed at the top of page 16 of the Proxy Statement, the compensation committee reviews the comparator group each year to validate the list of comparator companies.

7.	You state that the compensation committee targets compensation at the market median. Please disclose whether actual compensation awarded was at the market median and, if not, explain why it was outside of the range. Also discuss why you have targeted the chief executive officer’s incentive-based compensation at a higher percentage of his salary than targeted amounts for other named executive officers and why you intend to make 100% of his long-term compensation directly tied to performance. Please disclose the actual percentage of base salary that named executive officers are eligible to earn as short-and long-term incentive compensation.

As noted in your question, our disclosure states base salaries for the named executive officers, including the CEO, are set comparable to the market median. The actual base and long-term incentive compensation awarded in 2006 was comparable to market median for all named executive officers. As stated on page 17 of the Proxy Statement, actual annual incentive payouts for 2006 were above target because performance exceeded EVA improvement goals. This outcome is consistent with our plan design and compensation philosophy. In future filings, we will state what the current base salaries for our named executive officer are relative to market median and will disclose the actual incentive target percentage.

Because the CEO has a greater ability to influence financial results, the Committee deems it appropriate that 100% of his long-term incentives are directly tied to performance based upon the company’s pay-for-performance compensation philosophy.

While annual cash incentive targets are set as a percentage of base pay, long-term incentives are not. In general long-term incentive grant values are set consistent with the market median with opportunity for above-median realized compensation when warranted by performance. The

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October 18, 2007

annual cash incentive targets as a percentage of base salary for the named executive officers are as follows:

CEO	100%
CFO	75%
Other Named Executive Officers	65%
In future filings we will provide this tabular information regarding the relationship between a named executive officer’s base salary and annual cash incentive target.

8.	Please provide further analysis about how you determine the amount and formula for incentive compensation. See Item 402(b)(l)(vi) of Regulation S-K. While you have disclosed the EVA performance goals for the annual incentive plan, you have not disclosed the components of EVA (net operating profit after taxes and capital charge). Please provide additional disclosure to put EVA into context for investors so they may assess the relative difficulty of achieving these goals. You may want to consider disclosing how these measures relate to disclosure provided in your financial statements and please discuss the weighting of the components of EVA. Please disclose or tell us why you have not disclosed total stockholder return and the “various measures” management and the compensation committee uses to test your performance under the annual incentive plan and the three-year EVA improvement requirements for the long-term incentive plan. To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed supplemental analysis supporting your conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

We believe our existing disclosures accurately analyze how the amount and formula for incentive compensation is determined and satisfy the SEC’s disclosure requirements. Economic Value Added (“EVA”) improvement targets are established and used to determine funding of annual cash incentive compensation and vesting of performance-based restricted stock units for our named executive officers. EVA improvement is the relative change in year-over-year EVA results. On page 16 of the Proxy Statement, we stated that since we implemented EVA the annual incentive program has been funded upon attainment of an established EVA improvement target. On page 17 of the Proxy Statement, our

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October 18, 2007

quantitative EVA improvement targets for 2006 for the annual cash incentives have been disclosed.

EVA improvement as the performance target is discussed at length in our compensation discussion and analysis. We do not understand the rules to require disclosure of the various components of EVA improvement since EVA improvement is the performance measure used for our incentive plans. Components used in calculating EVA improvement (net operating profit after taxes and the capital charge) are not used by the company to make compensation decisions, and no independent performance targets are established for these components. We believe we have fully complied with the disclosure requirements.

It is our understanding of the rules that we have a choice of (1) disclosing the actual performance targets for the annual incentive plan and the long-term incentive plan or (2) discussing the performance targets without disclosing the actual targets and including a discussion of the degree of difficulty in achieving the targets based on a conclusion that disclosure of the actual performance targets would result in competitive harm.

On page 17 of the Proxy Statement we disclosed the actual EVA improvement goals for the annual incentive plan. Accordingly, a discussion of the relative difficulty of achieving this performance goal is not required under the rules.

On page 20 of the Proxy Statement we disclosed that EVA improvement is the performance target for long-term incentives. Because we did not disclose the actual targets based on our belief that the disclosure of EVA improvement targets for prospective fiscal years would result in competitive harm to the company, we included a discussion of the degree of difficulty in achieving the targets.

EVA improvement is the only quantitative performance measure that we use for determining annual and performance based long-term incentives. While the Board and Compensation Committee reviews other measures, such as total stockholder return, no targets are set for any measures other than EVA improvement and other quantitative corporate performance measures are therefore not pertinent to the determination of payouts of awards and are not discussed in detail in the Proxy Statement. The only relevant measure, EVA improvement, is fully discussed.

9.	Your discussion regarding the annual incentive pool funding is unclear. Please disclose how you determine the annual incentive pool funding, and consider presenting this disclosure in a tabular format that clearly identifies the manner in which you determine awards. Please provide substantive analysis regarding how the compensation committee

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October 18, 2007

determined the specific payout amounts under the annual incentive plan and the long-term incentive plan.

The first step in determining the payouts for individual executive officers under the annual incentive program is to calculate the AIP funding based on EVA improvement. AIP funding is calculated by multiplying the base salary for each executive officer by (a) the incentive target for such officer and by (b) the EVA Improvement percentage. (The EVA Improvement percentage represents the relative attainment of EVA improvement compared to the EVA improvement target approved by the compensation committee as disclosed on page 17.) In a sense, the funding amount creates the target for each executive officer’s annual incentive payout for the year based upon EVA improvement for that year.

The next step in determining the payouts involves assessing individual performance consistent with the company’s pay-for-performance philosophy. The CEO considers the performance of each executive officer (as discussed in our response to question 5 above), and as a result may modify the actual payout up or down from the AIP funding amount based upon this assessment of individual performance. The CEO recommends the payouts for all of the executive officers to the compensation committee, which also has discretion to adjust awards, and which approves the payments. As disclosed on page 17, the modifications approved by the compensation committee in 2006 were less than 25% of this target funding amount for each individual executive officer.

Similarly, the compensation committee uses its assessment of the CEO’s performance (as discussed in response to question 5 above) to make adjustments to the CEO’s annual cash incentive payout. In future filings we will clarify our discussion of the methodology for determining the funding and payouts under the annual incentive plan.

Long-term incentive awards that have paid out and been disclosed to date were granted in the form of equity with vesting periods of at least three years. The amount of equity that is granted to each executive officer is determined by the compensation committee based on recommendations from the CEO as described in detail on page 19 of the Proxy Statement. Thus, the compensation committee does not determine the “specific payout amounts” for long-term incentives. The amount of long-term incentive payouts varies based upon stock price performance.

Beginning in 2006, the compensation committee granted long-term incentive awards that provide that the number of shares eligible for vesting and payout will vary from 0% to 200% of the target number of shares based upon actual EVA Improvement during a three-year performance period. These long-term incentives do not have an opportunity for vesting and payout until 2009. In future filings addressing the payout of these

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October 18, 2007

awards, we will include disclosures describing the substantive analysis regarding how the compensation committee determined the specific three-year EVA Improvement targets under the long-term incentive plan.
Retirement Plans, page 28
10.	Please specify the elements of compensation that are included in applying the payment and benefit formula for the supplemental executive retirement plan. See Item 402(h)(3)(iii) of Regulation S-K. Also, clarify which bonuses are considered in determining eligible pay for the pension plan.

The elements of compensation that are included in applying the payment and benefit formula for the supplemental executive retirement plan are the same elements that are used in the base pension plan for all employees. The elements of pay included in that definition are total salary, including any overtime, salary-reduction amounts, and bonus awards, if paid (unless specifically excluded under a written bonus or incentive-pay arrangement). Specifically excluded from the definition are severance pay, cost-of-living pay, housing pay, relocation pay (including mortgage interest differential), taxable and non-taxable fringe benefits and all other extraordinary pay. While overtime pay is included in the definition, this element of pay does not apply to the named executive officers because they do not receive overtime pay.

With respect to bonuses, Annual Cash Incentives are considered in determining eligible pay under the pension plan. Long-Term Incentives are not considered. In future filings we will clarify that the definition of compensation used is the same definition as that used in the base pension plan and provide a summary of the included and excluded elements of compensation in substantially the same manner as set forth in this response.
Termination and Change in Control, page 29
11.	In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(I)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments. Please also disclose the multiples of compensation that the cash severance payments represent.

Our compensation committee regularly reviews our change-in-control benefits to ensure they are consistent with competitive practice. As part of the review, calculations are performed to determine the overall program costs to the company if a change-in-control event were to occur and all

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October 18, 2007

covered named executive officers were terminated as a result. An assessment of competitive norms including the reasonableness of the elements of compensation received is used to validate benefits levels for a change in control. As disclosed on page 29 of the Proxy Statement, these benefits are provided in order to give security to our named executive officers during periods of change-in-control so that they are able to focus on the business and we retain those individuals during that transition period. In reviews of the change-in-control program to date, our compensation committee has concluded that the current benefits provided are appropriate and critical to attracting and retaining executive talent.

The multiple of base pay and incentive pay used to calculate benefits under our change-in-control program is three times. In future filings, we will disclose the multiple and provide the compensation committee’s philosophy regarding the provision of severance in connection with a change in control not only in response to Regulation S-K, Item 402(j) but also in our Compensation Discussion and Analysis.

12.	Please define “change in control,” “cause” and “good reason” as used in the change-in-control agreements.

The terms and definitions currently used in our change-in-control agreements are attached. In future filings we will disclose the material terms of these definitions, as they may be amended from time to time, including amendments that may be required to ensure compliance with Code Section 409A.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about the responses included herein, please do not hesitate to let me know.
Sincerely,
/s/ James J. Bender
James J. Bender

Ms. Ellie Quarles
October 18, 2007

CHANGE-IN-CONTROL TERMS & DEFINITIONS ADDENDUM
“Change in Control” means, except as otherwise provided below, the occurrence of any one or more of the following during the Agreement Term:
     (a) any person (as such term is used in Rule 13d-5 of the SEC under the Exchange Act) or group (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than an Affiliate of Williams or any employee benefit plan (or any related trust) sponsored or maintained by Williams or any of its Affiliates (a “Related Party”), becomes the Beneficial Owner of 20% or more of the common stock of Williams or of Voting Securities representing 20% or more of the combined voting power of all Voting Securities of Williams, except that no Change in Control shall be deemed to have occurred solely by reason of such beneficial ownership by a Person (a “Similarly Owned Company”) with respect to which both more than 75% of the common stock of such Person and Voting Securities representing more than 75% of the combined voting power of the Voting Securities of such Person are then owned, directly or indirectly, by the persons who were the direct or indirect owners of the common stock and Voting Securities of Williams immediately before such acquisition, in substantially the same proportions as their ownership, immediately before such acquisition, of the common stock and Voting Securities of Williams, as the case may be; or
     (b) Williams Incumbent Directors (determined using the Agreement Date as the baseline date) cease for any reason to constitute at least a majority of the directors of Williams then serving; or
     (c) consummation of a merger, reorganization, recapitalization, consolidation, or similar transaction (any of the foregoing, a “Reorganization Transaction”), other than a Reorganization Transaction that results in the Persons who were the direct or indirect owners of the outstanding common stock and Voting Securities of Williams immediately before such Reorganization Transaction becoming, immediately after the consummation of such Reorganization Transaction, the direct or indirect owners, of both at least 65% of the then-outstanding common stock of the Surviving Corporation and Voting Securities representing at least 65% of the combined voting power of the then-outstanding Voting Securities of the Surviving Corporation, in substantially the same respective proportions as such Persons’ ownership of the common stock and Voting Securities of Williams immediately before such Reorganization Transaction; or
     (d) approval by the stockholders of Williams of a plan or agreement for the sale or other disposition of all or substantially all of the consolidated assets of Williams or a plan of complete liquidation of Williams, other than any such transaction that would result in (i) a Related Party owning or acquiring more than 50% of the assets owned by Williams immediately prior to the transaction or (ii) the Persons who were the direct or indirect owners of the outstanding common stock and Voting Securities of Williams immediately before such transaction

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becoming, immediately after the consummation of such transaction, the direct or indirect owners, of more than 50% of the assets owned by Williams immediately prior to the transaction.
Notwithstanding the occurrence of any of the foregoing events, a Change in Control shall not occur with respect to Executive if, in advance of such event, Executive agrees in writing that such event shall not constitute a Change in Control.
“Cause” means any one or more of the following:
     (e) Executive’s conviction of or plea of nolo contendere to a felony or other crime involving fraud, dishonesty or moral turpitude;
     (f) Executive’s willful or reckless material misconduct in the performance of his duties which results in an adverse effect on Williams, the Subsidiary or an Affiliate;
     (g) Executive’s willful or reckless violation or disregard of the code of business conduct;
     (h) Executive’s material willful or reckless violation or disregard of a Williams or Subsidiary policy; or
     (i) Executive’s habitual or gross neglect of duties;
provided, however, that for purposes of clauses (b) and (e), Cause shall not include any one or more of the following:
     (i) bad judgment or negligence, other than Executive’s habitual neglect of duties or gross negligence;
     (ii) any act or omission believed by Executive in good faith to have been in or not opposed to the interest of Williams, the Subsidiary or an Affiliate (without intent of Executive to gain, directly or indirectly, a profit to which Executive was not legally entitled);
     (iii) any act or omission with respect to which a determination could properly have been made by the Board that Executive had satisfied the applicable standard of conduct for indemnification or reimbursement under Williams’ by-laws, any applicable indemnification agreement, or applicable law, in each case as in effect at the time of such act or omission; or
     (iv) during a Post-Change Period other than a Post-Merger of Equals Period, failure to meet performance goals, objectives or measures following good faith efforts to meet such goals, objectives or measures; and

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October 18, 2007

further provided that, for purposes of clauses (b) through (e) if an act, or a failure to act, which was done, or omitted to be done, by Executive in good faith and with a reasonable belief that Executive’s act, or failure to act, was in the best interests of Williams, the Subsidiary or an Affiliate or was required by applicable law or administrative regulation, such breach shall not constitute Cause if, within 10 days after Executive is given written notice of such breach that specifically refers to this Section, Executive cures such breach to the fullest extent that it is curable.
“Good Reason” means a Termination of Employment by Executive in accordance with the substantive and procedural provisions of this Section.
     (j) Termination of Employment by Executive for “Good Reason” means a Termination of Employment initiated by Executive on account of any one or more of the following actions or omissions that, unless otherwise specified, occurs during a Post-Change Period:
     (i) a material adverse reduction in the nature or scope of Executive’s office, position, duties, functions, responsibilities or authority (including reporting responsibilities and authority) during a Post-Change Period other than a Merger of Equals from the most significant of those held, exercised and assigned at any time during the 90-day period immediately before the later of (x) the Change Date or (y) the Merger of Equals Cessation Date;
     (ii) any reduction in or failure to pay Executive’s annual Base Salary at an annual rate not less than 12 times the highest monthly base salary paid or payable to Executive by his Employer in respect of the 12-month period immediately before the Change Date;
     (iii) any reduction in the Target Annual Bonus which Executive may earn determined as of the Change Date or failure to pay Executive’s Annual Bonus on terms substantially equivalent to those provided to peer executives of the Employer;
     (iv) a material reduction of Executive’s aggregate compensation and/or aggregate benefits from the amounts and/or levels in effect on the Change Date, unless such reduction is part of a Policy applicable to peer executives of the Employer and of any successor entity;
     (v) required relocation during a Post-Change Period other than a Post-Merger of Equals Period of more than 50 miles of (A) Executive’s workplace, or (B) the principal offices of the Employer or its successor (if such offices are Executive’s workplace), in each case without the consent of Executive; provided, however, in both cases of (A) and (B) of this subsection (v), such new location is farther from Executive’s residence than the prior location;

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     (vi) the failure at any time of a successor to Executive’s Employer explicitly to assume and agree to be bound by this Agreement; provided, however, that the failure of a business unit of the Employer, which has been sold, spun-off or otherwise disaggregated by the Employer, to assume this Agreement during a Post-Merger of Equals Period shall not qualify as Good Reason for purposes of this clause (vi); or
     (vii) the giving of a Notice of Consideration pursuant to Section 2.2(b)(ii) and the subsequent failure to terminate Executive for Cause and within a period of 90 days thereafter in compliance with all of the substantive and procedural requirements of Section 2.2;
     (viii) Notwithstanding anything in this Agreement to the contrary, no act or omission shall constitute grounds for “Good Reason”:
     (ix) Unless Executive gives a Notice of Termination to Williams and the Employer 30 days prior to his intent to terminate his employment for Good Reason which describes the alleged act or omission giving rise to Good Reason; and
     (x) Unless such Notice of Termination is given within 90 days of Executive’s first actual knowledge of such act or omission, or if such act or omission would not constitute Good Reason during a Post-Merger of Equals Period, unless Executive’s Termination Date is within 90 days after the first date on which he first obtained actual knowledge of the fact that no Merger of Equals has occurred or that a Merger of Equals Cessation has occurred; and
     (xi) Unless Williams or the Employer fails to cure such act or omission within the 30 day period after receiving the Notice of Termination; and
     (xii) If Executive has consented in writing to such act or omission in a document that makes specific reference to this Section.